Exhibit 12
THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,

		Restated

	2004	2003	2002	2001	2000
(Dollars in millions)
EARNINGS
Income (loss) before income taxes	$322.7	$(690.3)	$(19.0)	$(339.0)	$69.9

Add:
Amortization of previously capitalized interest	11.3	10.7	10.2	9.9	9.8
Minority interest in net income of consolidated subsidiaries with fixed charges	62.6	36.3	57.1	28.0	45.5
Proportionate share of fixed charges of investees accounted for by the equity method	0.3	7.2	4.7	4.1	5.8
Proportionate share of net loss of investees accounted for by the equity method	1.1	21.2	17.1	42.8	28.6

Total additions	75.3	75.4	89.1	84.8	89.7

Deduct:
Capitalized interest	6.7	8.0	7.2	1.7	11.9
Minority interest in net loss of consolidated subsidiaries	6.4	14.9	5.3	15.0	8.3
Undistributed proportionate share of net income of investees accounted for by the equity method	6.1	3.9	1.7	0.3	2.9

Total deductions	19.2	26.8	14.2	17.0	23.1
TOTAL EARNINGS	$378.8	$(641.7)	$55.9	$(271.2)	$136.5

FIXED CHARGES
Interest expense	$368.8	$296.3	$242.7	$298.0	$282.9
Capitalized interest	6.7	8.0	7.2	1.7	11.9
Amortization of debt discount, premium or expense	61.0	43.7	8.8	6.0	1.5
Interest portion of rental expense(1)	91.7	88.4	76.7	74.1	73.5
Proportionate share of fixed charges of investees accounted for by the equity method	0.3	7.2	4.7	4.1	5.8

TOTAL FIXED CHARGES	$528.5	$443.6	$340.1	$383.9	$375.6

TOTAL EARNINGS BEFORE FIXED CHARGES	$907.3	$(198.1)	$396.0	$112.7	$512.1

RATIO OF EARNINGS TO FIXED CHARGES	1.72	*	1.16	**	1.36

*	Earnings for the year ended December 31, 2003 were inadequate to cover fixed charges. The coverage deficiency was $641.7 million.

**	Earnings for the year ended December 31, 2001 were inadequate to cover fixed charges. The coverage deficiency was $271.2 million.

(1)	Interest portion of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.